October 1, 2024
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549
ATTN: Document Control – Edgar
RE:
RiverSource Life Insurance Company
 File number 333-282407
RiverSource Structured Solutions 2 annuity
Dear Commissioners:
On behalf of the RiverSource Life Insurance Company (the “Company”) and under the Securities Act of 1933(“1933 Act”), on or about Sept. 30, 2024, Registrant has filed its Registration Statement on Form S-3 for a RiverSource Structured Solutions 2 annuity, an individual limited flexible purchase payments deferred index-linked annuity contract.
The primary purpose of that filing was to register an additional 4,000,000,000 units for which the fee in the amount of $590,400 is paid. Additionally, Company made certain other non-material changes.
Delaying Amendment
The Company agrees to amend the new Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that the new Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the new Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.
If you have any questions or comments regarding this filing, please contact me at (612) 678-5337 or Boba Selimovic at (612) 671-7449.
Very truly yours,
/s/ Nicole D. Wood
Nicole D. Wood Assistant General Counsel and Assistant Secretary